Exhibit 99.1

Futu Announces First Quarter 2020 Unaudited Financial Results

HONG KONG, May 14, 2020 (GLOBE NEWSWIRE) — Futu Holdings Limited (“Futu” or the “Company”) (NASDAQ: FUTU), a leading tech-driven online brokerage and wealth management platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Operational Highlights

•                      Total number of registered clients1 increased 48.7% year-over-year to 814,963.

•                      Total number of paying clients2 increased 60.4% year-over-year to 238,536.

•                      Total number of users3 increased 46.7% year-over-year to 8.4 million.

•                      Total client assets increased 58.8% year-over-year to HK$98.8 billion.

•                      Daily average client assets were HK$95.3 billion in the first quarter of 2020, an increase of 66.5% from the same period in 2019.

•                      Total trading volume increased 165.9% year-over-year to HK$595.1 billion.

•                      Daily average revenue trades (DARTs)4  increased 102.4% year-over-year to 214,380.

•                      Margin financing and securities lending balance increased 24.9% year-over-year to HK$4.8 billion.

First Quarter 2020 Financial Highlights

•                 Total revenues increased 107.5% year-over-year to HK$490.6 million (US$63.3 million).

•                 Total gross profit increased 112.7% year-over-year to HK$372.7 million (US$48.1 million).

•                 Net income increased 240.4% year-over-year to HK$154.9 million (US$20.0 million).

•                 Non-GAAP adjusted net income5 increased 225.8% year-over-year to HK$160.6 million (US$20.7 million).

Mr. Leaf Hua Li, Futu’s Chairman and Chief Executive Officer, said, “We are pleased to announce that we generated remarkable growth across our operating metrics in the first quarter of 2020. We added 40,154 paying clients on a net basis in the past quarter, bringing our total number of paying clients to 239 thousand, up 60% year-over-year. This has been our highest paying client growth rate since the first quarter of 2019. Notably, our Hong Kong paying clients again achieved a significant growth rate of 97% year-over-year.  Since we launched our business in Hong Kong, the year-over-year growth rate of our local paying clients consistently topped 90% for each quarter. We believe that the Hong Kong market offers tremendous opportunities and we are confident to further our growth in Hong Kong with our diversified products and excellent user experience. At the same time, we again maintained a high paying client quarterly retention rate of 98.1%. Despite the steep plummet of the equities market in March, we managed to increase our total client assets by 59% year-over-year to HK$99 billion.”

1  The number of registered clients refers to the number of users who open one or more trading accounts on Futu’s platform.

2  The number of paying clients refers to the number of the clients with assets in their trading accounts on Futu’s platform.

3  The number of users refers to the number of user accounts registered with our Futu NiuNiu applications or websites.

4  The number of Daily Average Revenue Trades (DARTs) refers to the number of average trades per day that generate commissions or fees.

5  Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses.

“As our paying client base rapidly expanded and as many clients tried to seize on the market volatility, total trading volume totaled HK$595 billion in the quarter, representing a 166% year-over-year increase. In March, we officially launched Hong Kong index futures trading. We will continue to expand our trading product offerings in the quarters to come.”

“As for our wealth management business, we continued to diversify fund offerings and enrich investor education materials by collaborating with leading global fund houses. Daily average client assets in mutual funds were HK$6.9 billion in the first quarter of 2020, up 70% sequentially. Total client assets in mutual funds were HK$6.3 billion as of quarter-end, which was flat on a sequential basis. The discrepancy between daily average and quarter-end numbers was mainly due to a surge in mutual fund redemption for stock trading during the March stock market swing. We have witnessed a quick rebound in this segment in the second quarter so far, and we are confident about the growth prospects of our wealth management business.”

“In the past quarter, the COVID-19 pandemic disrupted business operations in mainland China and Hong Kong, our two core target markets. While we have adopted a series of measures to protect our employees’ well-being, including temporary closure of some offices and remote working arrangements, we remain committed to serving our clients with the highest standards so they can continue to effectively manage their assets and risks on our platform.”

Mr. Arthur Yu Chen, Futu’s Chief Financial Officer, added, “We delivered outstanding financial results on top of the remarkable operating metrics. Total revenue rose 107.5% year-over-year to HK$490.6 million, and net income jumped 240.4% to HK$154.9 million. Our net income margin was 31.6% in the quarter, up 12.3% from last year, which demonstrates the significant operating leverage of our business. We will remain vigilant on our expenses as we seize the opportunities brought about by the structural migration of clients from offline financial institutions to one-stop online wealth management platforms.”

“So far, the key effects of the ongoing COVID-19 pandemic on our financials include higher trading revenue from increased trading activity, higher net interest margin for the margin financing business and lower interest rate from bank deposits resulting from lower benchmark interest rates. To date, we have not identified any material contingencies or impairments as a result of the COVID-19. While the pandemic in mainland China and Hong Kong has shown signs of stabilizing, the ongoing impact on the global economy is hard to predict at this moment. A sustained negative growth in the worldwide economy may adversely impact the economies of mainland China and Hong Kong, which could, in turn, adversely affect our financial condition, results of operations and liquidity going forward.”

First Quarter 2020 Financial Results

Revenues

Total revenues were HK$490.6 million (US$63.3 million), an increase of 107.5% from HK$236.4 million in the first quarter of 2019.

Brokerage commission and handling charge income was HK$299.2 million (US$38.6 million), an increase of 161.1% from HK$114.6 million in the first quarter of 2019. The rise was mainly due to the increase in total trading volume from HK$223.8 billion in the first quarter of 2019 to HK$595.1 billion in the first quarter of 2020.

Interest income was HK$144.5 million (US$18.6 million), an increase of 33.9% from HK$107.9 million in the first quarter of 2019. The increase was mainly due to higher margin financing interest income driven by higher daily average margin financing balance as well as higher interest income from IPO financing. Total interest income growth was partially offset by lower interest income from bank deposits as the Federal Reserve cut the benchmark interest rate to near zero in response to the COVID-19 pandemic.

Other income was HK$47.0 million (US$6.1 million), an increase of 238.1% from HK$13.9 million in the first quarter of 2019. The rise was primarily due to higher IPO financing service charge income and higher funds distribution service income.

Costs

Total costs were HK$117.9 million (US$15.2 million), an increase of 92.3% from HK$61.3 million in the first quarter of 2019.

Brokerage commission and handling charge expenses were HK$50.1 million (US$6.5 million), an increase of 139.7% from HK$ 20.9 million in the first quarter of 2019. The rise was roughly in line with our trading volume growth.

Interest expenses were HK$33.1 million (US$4.3 million), an increase of 62.3% from HK$20.4 million in the same period of 2019. The increase was primarily due to higher margin financing interest expenses and IPO financing interest expenses.

Processing and servicing costs were HK$34.7 million (US$4.5 million), an increase of 74.4% from HK$19.9 million in the first quarter of 2019. The rise was primarily due to the increase in market information and data fee as well as an increase in the number of throttling controllers connected to the trading system of the Hong Kong Stock Exchange. Additional throttling controllers allow Futu to execute a larger amount of trading transactions simultaneously.

Gross Profit

Total gross profit was HK$372.7 million (US$48.1 million), an increase of 112.7% from HK$175.2 million in the first quarter of 2019.

Gross profit margin increased from 74.1% in first quarter of 2019 to 76.0% in the first quarter of 2020 due to higher operating leverage.

Operating Expenses

Total operating expenses were HK$196.5 million (US$25.3 million), an increase of 74.0% from HK$112.9 million in the first quarter of 2019.

Research and development expenses were HK$84.1 million (US$10.8 million), an increase of 57.5% from HK$53.4 million in the first quarter of 2019. The rise was primarily due to an increase in research and development headcount as the Company further diversified its product offerings.

Selling and marketing expenses were HK$65.3 million (US$8.4 million), an increase of 104.7% from HK$31.9 million in the first quarter of 2019. The rise was primarily due to higher branding and marketing spending in the first quarter of 2020.

General and administrative expenses were HK$47.1 million (US$6.1 million), an increase of 71.3% from HK$27.5 million in the first quarter of 2019. The rise was primarily due to an increase in headcount for general and administrative personnel as well as higher professional service fees.

Net Income

Net income increased by 240.4% to HK$154.9 million (US$20.0 million) from HK$45.5 million in the first quarter of 2019. The rise was primarily due to strong topline growth as well as improved operating efficiency.

Non-GAAP adjusted net income increased by 225.8% to HK$160.6 million (US$20.7 million) from HK$49.3 million in the corresponding period of 2019. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measures” at the bottom of this press release.

Net Income per ADS

Basic net income per American Depositary Share (“ADS”) was HK$1.23 (US$0.16), compared with HK$0.34 in the first quarter of 2019. Diluted net income per ADS was HK$1.22 (US$0.16), compared with HK$0.29 in the first quarter of 2019. Each ADS represents eight Class A ordinary shares.

Resignation of Chief Technology Officer (“CTO”)

Mr. Ppchen Weihua Chen has tendered his resignation from his position as the Company’s CTO due to personal reasons on May 13, 2020, effective from May 20, 2020. Mr. Leaf Hua Li, Futu’s Chairman and Chief Executive Officer, expressed appreciation for his extraordinary contributions to the development of the Company on behalf of the Board of Directors and management team. Going forward, in replacement of the CTO role, the Company announced that it will establish a technology committee headed by Mr. Leaf Hua Li and comprised of key personnel in the Company’s research and development function. The key responsibilities of this technology committee include formulating technology development strategies, optimizing the existing technology infrastructure and implementing large-scale technology projects. The committee members have extensive experience in the industry and will further boost the Company’s technology leadership and advancement. The Company has no plan to nominate a new CTO.

Conference Call and Webcast

Futu’s management will hold an earnings conference call on Thursday, May 14, 2020, at 8:00 AM U.S. Eastern Time (8:00 PM on the same day, Beijing/Hong Kong Time).

Please note that all participants will need to pre-register for the conference call, using the link http://apac.directeventreg.com/registration/event/7676705. It will automatically lead to the registration page of “Futu Holdings Ltd First Quarter 2020 Earnings Conference Call”, where details for RSVP are needed. When requested to submit a participant conference ID, please enter the number “7676705”.

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers, Direct Event passcodes and unique registrant IDs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

A telephone replay will be available after the conclusion of the conference call through 9:59 AM U.S. Eastern Time, May 22, 2020. The dial-in details are:

International:	+61-2-8199-0299
US:	+1-646-254-3697
Hong Kong:	+852-3051-2780
Passcode:	7676705

Additionally, a live and archived webcast of this conference call will be available at https://ir.futuholdings.com/.

About Futu Holdings Limited

Futu Holdings Limited (NASDAQ: FUTU) is an advanced technology company transforming the investing experience by offering a fully digitized brokerage and wealth management platform. The Company primarily serves the emerging affluent Chinese population, pursuing a massive opportunity to facilitate a once-in-a-generation shift in the wealth management industry and build a digital gateway into broader financial services. The Company provides investing services through its proprietary digital platform, Futu NiuNiu, a highly integrated application accessible through any mobile device, tablet or desktop. The Company’s primary fee-generating services include trade execution and margin financing which allow its clients to trade securities, such as stocks, warrants, options, futures and exchange-traded funds, or ETFs, across different markets. Futu enhances the user and client experience with market data and news, research, as well as powerful analytical tools, providing them with a data rich foundation to simplify the investing decision-making process. Futu has also embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company’s operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and is not reflected in the presentation of non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance.

For more information on this non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain HK dollars (“HK$”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.7513 to US$1.00, the noon buying rate in effect on March 31, 2020 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu’s goal and strategies; Futu’s expansion plans; Futu’s future business development, financial condition and results of operations; Futu’s expectations regarding demand for, and market acceptance of, its credit products; Futu’s expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Investor Relations

Futu Holdings Limited

ir@futuholdings.com

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31	As of March 31
	2019	2020	2020
	HK$	HK$	US$
ASSETS
Cash and cash equivalents	362,574	601,217	77,563
Cash held on behalf of clients	14,540,863	23,513,592	3,033,503
Available-for-sale financial securities	93,773	32,286	4,165
Equity method investment	6,166	5,826	752
Loans and advances (net of allowance of HK$508 thousand and nil as of March 31, 2020 and December 31, 2019)	4,188,689	4,264,367	550,149
Receivables:
Clients	247,017	303,836	39,198
Brokers	1,226,348	1,180,894	152,348
Clearing organization	304,080	292,829	37,778
Fund management companies and fund distributors(1)	—	14,691	1,895
Interest	16,892	25,251	3,258
Prepaid assets	12,470	11,941	1,541
Operating lease right-of-use assets	161,617	148,280	19,130
Other assets	239,435	290,414	37,466
Total assets	21,399,924	30,685,424	3,958,746

LIABILITIES
Amounts due to related parties	33,628	37,728	4,867
Payables:
Clients	15,438,879	23,711,753	3,059,068
Brokers	1,484,243	2,322,417	299,616
Clearing organization	—	88,052	11,360
Fund management companies and fund distributors(1)	26,381	117,995	15,223
Interest	519	203	26
Borrowings	1,467,586	754,381	97,323
Securities sold under agreements to repurchase	1,590	551,119	71,100
Operating lease liabilities	172,466	157,770	20,354
Accrued expenses and other liabilities	226,079	238,577	30,780
Total liabilities	18,851,371	27,979,995	3,609,717

(1) Receivables from and payables to fund management companies and fund distributors are currently presented as separate line items on the face of the balance sheet as the management believes that the fund distribution services has become one of the Company’s major businesses. Comparatives have also been reclassified from other assets and accrued expenses and other liabilities for comparability.

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31	As of March 31
	2019	2020	2020
	HK$	HK$	US$

SHAREHOLDERS’ EQUITY
Class A ordinary shares	36	36	5
Class B ordinary shares	42	42	5
Additional paid-in capital	2,536,182	2,542,386	327,995
Accumulated other comprehensive loss	(4,446)	(8,628)	(1,113)
Retained earnings	16,739	171,593	22,137
Total shareholders’ equity	2,548,553	2,705,429	349,029
Total liabilities and shareholders’ equity	21,399,924	30,685,424	3,958,746

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2019	March 31, 2020	March 31, 2020
	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	114,639	299,176	38,597
Interest income	107,873	144,480	18,639
Other income	13,937	46,986	6,062
Total revenues	236,449	490,642	63,298
Costs
Brokerage commission and handling charge expenses	(20,923)	(50,142)	(6,469)
Interest expenses	(20,425)	(33,122)	(4,273)
Processing and servicing costs	(19,943)	(34,656)	(4,471)
Total costs	(61,291)	(117,920)	(15,213)
Total gross profit	175,158	372,722	48,085

Operating expenses
Research and development expenses	(53,425)	(84,070)	(10,846)
Selling and marketing expenses	(31,902)	(65,274)	(8,421)
General and administrative expenses	(27,527)	(47,118)	(6,079)
Total operating expenses	(112,854)	(196,462)	(25,346)

Others, net	(927)	(3,669)	(473)

Income before income tax expense	61,377	172,591	22,266

Income tax expenses	(15,836)	(17,515)	(2,260)
Net loss from equity method investments	—	(222)	(29)

Net income	45,541	154,854	19,977

Preferred shares redemption value accretion	(12,309)	—	—
Income allocation to participating preferred shareholders	(10,196)	—	—
Net income attributable to ordinary shareholders of the Company	23,036	154,854	19,977

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2019	March 31, 2020	March 31, 2020
	HK$	HK$	US$

Net income per share attributable to ordinary shareholders of the Company
Basic	0.04	0.15	0.02
Diluted	0.04	0.15	0.02

Net income per ADS
Basic	0.34	1.23	0.16
Diluted	0.29	1.22	0.16

Weighted average number of ordinary shares used in computing net income per share
Basic	535,376,069	1,003,651,628	1,003,651,628
Diluted	646,254,513	1,008,992,343	1,008,992,343

Net income	45,541	154,854	19,977
Other comprehensive income, net of Tax
Foreign currency translation adjustment	1,095	(4,182)	(540)
Total comprehensive income	46,636	150,672	19,437

FUTU HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands)

	For the Three Months Ended
	March 31, 2019	March 31, 2020	March 31, 2020
	HK$	HK$	US$

Net income	45,541	154,854	19,977
Add: share-based compensation expenses	3,756	5,767	744
Adjusted net income	49,297	160,621	20,721

The reconciling items above have no income tax effect.